Exhibit 14.1

Code of Ethics

At Staples, acting with integrity is a way of life. Our associates have built an ethical culture by doing business in an open, honest way and taking the right steps to deliver results. These values have contributed to our financial success and made Staples a great place to work. As we grow, we’ll continue to count on every member of the Staples’ team to maintain our culture of integrity. This is not only the right thing to do - it will fuel our vision to become the World’s Best Office Products Company.

Our associates work in a fast-paced, innovative environment and need to make quick, effective, and ethical decisions. Sound judgment and common sense often are all you need. However, when faced with unfamiliar situations, you may need additional guidance. The Code of Ethics (the Code) summarizes our core expectations for all associates of Staples, Inc. and its subsidiaries worldwide, include our Chief Executive Officer (CEO) and members of the Board of Directors (“Board”).1 You’re responsible for becoming familiar with the Code, and for recognizing that it doesn’t cover every possible situation. If you have any questions, always speak with your manager or use any of the other resources referred to below.

HOW WE HANDLE REQUESTS FOR WAIVERS AND EXCEPTIONS: We generally will not permit any Code exceptions. However, if you feel an exception is appropriate, you must speak with your manager and get the General Counsel’s approval. Executive officers and directors should go directly to the General Counsel, who will refer the waiver request to the Board, which has sole responsibility for granting or denying such waivers.2

TABLE OF CONTENTS

SPEAKING UP	Page 3

•When to ask for guidance
•Who to call for help or to report misconduct
•How we handle complaints and reports of misconduct
•How we handle Code violations
CORE EXPECTATIONS	Pages 4-6

1. Do the right thing - comply with the letter and spirit of the law
2. Be open about your business dealings and relationships - avoid conflicts of interest*
3. Know the rules before you make promises and contracts
4. Act responsibly when you buy and sell Staples’ stock
5. Protect our confidential business information
6. Keep accurate books and records
7. Always make proper payments
8. Respect customer privacy
9. Make Staples a fair, safe, and inclusive workplace
10 Compete aggressively, but fairly
*CONFLICT OF INTEREST GUIDELINES	Page 7
Code of Ethics Acknowledgment Form	Page 8

SPEAKING UP

WHEN TO ASK FOR GUIDANCE

If you’re not sure of the right way to handle a situation, start by asking 6 questions. If you’re still not sure, always ask for help or guidance.

1. Is it legal?	4. What would your family think?
2. Is it consistent with our Team CARE values?	5. How would it look in the newspaper?
3. Does it comply with our policies?	6. Is it best for the company as a whole?

WHO TO CALL FOR HELP OR TO REPORT MISCONDUCT3

If you have questions about our Code, concerns about questionable accounting or auditing mailers, or you observe or suspect illegal or unethical behavior, it’s your responsibility to let us know right away. Usually it’s best to start with your manager, but feel free to use any of the following options:

•                 Your manager’s manager or any other manager with whom you feel comfortable

•                 Human Resources (either your HR representative or HR Services)

•                 Staples’ VP of Business Ethics

•                 EthicsLink

EthicsLink is an ethics helpline that you can use to speak up openly or anonymously. When you contact Ethics Link, an independent third party captures relevant information about your questions or concerns and stores it on a secure, password protected website, which can only be accessed by Staples’ VP, Business Ethics and designated members of our HR team.

Staples will not tolerate retaliation against you for raising an issue as long as you are honest and act in good faith.

If you’re a manager, you must take immediate action whenever you receive a complaint involving Code violations or you become aware of possible illegal or unethical conduct. The type of action will vary depending on the situation. At a minimum, you will need to identify who needs to be notified to ensure we promptly investigate and address the situation. Failure to take action may result in discipline or termination.

HOW WE HANDLE COMPLAINTS & REPORTS OF MISCONDUCT

We handle all reports of misconduct promptly, professionally, and as confidentially as possible. We start by evaluating each issue to determine whether to conduct an informal inquiry or a formal investigation. Depending on the circumstances, our Business Ethics, Human Resources, Internal Audit, Legal, and/or Loss Prevention teams will handle such complaints and reports. If you are asked to cooperate in an investigation, we will count on your full cooperation, and you may be disciplined or terminated if you fail to do so. We will not tolerate any form of retaliation against associates who cooperate or participate in our investigations.

HOW WE HANDLE CODE VIOLATIONS

If we find that associates have violated the Code, we decide upon appropriate disciplinary action based on the nature and severity of the violation.4 The type of discipline will vary, but could include, without limitation, reprimands, warnings, probation, suspension, demotions, salary reductions, discharge, and restitution. We also may report certain violations to criminal or civil authorities, as required or appropriate.

CORE EXPECTATIONS

1. Do the right thing - Comply with the letter and spirit of the law and our policies

We expect you to comply with the letter and spirit of the topics covered in this Code, applicable legal requirements, and any other policies and procedures that apply to your job. If you have questions about the policies you need to follow, speak with your manager or HR representative.

2. Be open about your business dealings & relationships — avoid conflicts of interest

You’re responsible for avoiding situations that might impair, or even appear to impair, your ability to make honest, objective business decisions. You and your close relatives must avoid relationships and activities that could give rise to a conflict of interest — in practice or appearance. Before you get involved in or continue in any situation that could be viewed as a conflict, be open about it. Tell your manager and check with the VP, Business Ethics, as needed. If we find a conflict of interest, you will be expected to avoid or eliminate it unless you obtain the approval of Staples’ Chairman and/or CEO. The Board’s Governance Committee must approve any conflicts involving “inside directors,” (i.e., executives serving on the Board). (*See the Conflict of Interest Guidelines on page 7 for more details on your responsibilities.)

3. Know the rules before you make promises & binding agreements

If your job involves signing contracts or making other financial commitments, you must comply with the Contract Authorization Policy. It sets minimum requirements about who must review and approve contracts, who has the authority to sign them, what types of provisions to include and exclude, when to seek legal review, and what recordkeeping obligations apply. Do not go ahead with any agreement or business arrangement unless you’ve checked this policy and have the right approval. Also, before you disclose any information about Staples, make sure the other party signs a non-disclosure agreement, in a form approved by the Legal Department.

4. Act responsibly when you buy and sell Staples’ stock

It is against the law and Staples’ policy to engage in insider trading. You must never buy or sell stock (or recommend that someone else do so) based on material inside information about Staples or one of its vendors or customers (i.e., information that is not known to the public that would be important to a reasonable investor). You run the risk of being criminally prosecuted if you violate these laws. To promote compliance and prevent insider trading, Staples’ officers and other designated associates may not buy or sell our stock during specific “black-out periods.”

5. Protect our confidential business information

Safeguard our intellectual property: You must keep confidential all intellectual property or proprietary information you receive during your relationship with us, such as marketing plans, budgets, pricing information, customer lists, unpublished financial information, and store opening/expansion plans. Proprietary information isn’t limited to written documents. It also includes electronic information such as email and confidential mailers you learn about on the job that may be retained only in your thoughts.

Do not disclose information to people outside of Staples without prior authorization

In general, never discuss or disclose internal company matters unless you have a legitimate business reason and any necessary approval. Specific guidelines follow:

Investment Matters: A limited number of individuals, including our Chairman, Vice Chairman, President, CFO and Investor Relations team, are authorized to speak to investment professionals, market analysts, and stockholders about our performance and related matters. Senior executives who regularly come in contact with securities market professionals also must comply with Regulation FD of the Securities and Exchange Commission.

CORE EXPECTATIONS

Public Relations Requests: If you receive any calls from the media, such as questions from reporters and requests for interviews or photos, you must refer them to the PR department.

Government Visits and Inquiries: Government officials may visit or contact Staples to conduct inspections or interviews, review documents, and obtain information on health, safety, immigration, pricing, police mailers, etc. Always notify your manager and get HR or Legal department approval before you provide information or permit an inspection. Also, do not write any statements or sign any government documents without the Legal Department’s approval.

Personnel Records: Our associates’ personnel records are confidential, and we limit internal access on a need-to-know basis. If someone outside the company asks for your personnel records, we won’t give them any personal information about you unless you consent in writing or we are legally required to do so.

6. Keep accurate books and records

Our integrity is based on maintaining accurate and honest records and accounts to reflect all business transactions. We expect you to keep accurate records and reports to safeguard our reputation and ensure we can meet legal and regulatory obligations. All company books, records, and accounts must be maintained in accordance with all applicable regulations and standards and accurately reflect the transactions they record. Staples’ financial statements must conform to generally accepted accounting rules and our accounting policies. We do not permit any undisclosed or unrecorded accounts or funds, or false or misleading entries in the company’s books or records for any reason. Finally, we will not allow the disbursement of corporate funds or other property without adequate supporting documentation. It is our policy to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to the Securities and Exchange Commission and in other public communication.

7. Always make proper payments

Bribes and kickbacks are criminal acts and will not be tolerated. Never offer anything of value to a customer, vendor, government official, or other party to obtain any improper advantage in selling goods and services, conducting financial transactions, or representing the company’s interests. This policy prohibits all kinds of payments, such as cash, gifts, trips, advantageous pricing on products or stock in initial public offerings. This policy applies to direct and indirect payments, payments in kind and payments to third parties (such as brokers, sales representatives or manufacturer’s representatives). In short, avoid making any payments to someone if you know or merely suspect that all or any part of the payments will be offered or paid as a bribe, kickback or improper payment.

8. Respect customer privacy

We value our customers’ trust and respect their privacy. If you handle personally-identifiable customer information, including but not limited to credit and credit card information, buying history, communications, and complaints, you play an important role in protecting such information from inappropriate or unauthorized use or disclosure. You should read our privacy policy, posted on Staples.com, for specific details. However, as a general rule, make sure you limit on a “need to know” basis who has access to personal customer information. Also, never disclose such information outside Staples or use it for anything other than legitimate company purposes.

CORE EXPECTATIONS

9.              Make Staples a fair, safe, & inclusive workplace

All applicants and associates deserve equal access and fair treatment based on merit. To promote fairness and consistency, we have developed numerous polices and procedures that govern an individual’s status from the time of hiring through the end of employment. We expect you to comply with these standards, making sure that all employment decisions are based solely on legitimate job-related criteria. It is against the law and our policy to base employment decisions on race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status, marital status, or any other legally-protected characteristics.

Do Your Part to Prevent Harassment: All associates deserve a work environment where they can feel respected, satisfied and appreciated. You must behave professionally and avoid any conduct that, if unwelcome, may be considered harassment or sexual harassment. We also will not tolerate any acts or threats of violence by or towards associates, customers, or visitors. If you manage others and receive a complaint about harassment, unfair treatment, or workplace violence, or you observe or learn about any potential violations, you must notify HR immediately.

Promote a Safe and Healthy Work Environment: Staples is a drug-free employer. It is unacceptable for associates to work when their ability to function safely is diminished for any reason. While at work or on company business, do not use - or have in your system — any legal or illegal drugs or alcohol that could impair the safety of you or your co-workers. Alcohol may be available at certain company and business events, but drunkenness is not acceptable. If you choose to drink, do so only in moderation.

10.      Compete aggressively, but fairly

We want our associates to compete aggressively, but to do so fairly and legally. If you deal with competitors, you are responsible for recognizing when your actions may be subject to applicable antitrust and competition laws. We strongly encourage you to consult with your manager and the Legal Department if you have any questions about your responsibilities and also prior to negotiating with or entering into any arrangement with a competitor that could raise competition issues, such as exclusive arrangements for the purchase or sale of products or services, bundling of goods and services, agreements that restrict a customer’s choices in using or reselling products or services, or selective discounting.

In addition, never propose or enter into any agreements or understandings with any:

•                 Competitors - regarding any aspect of the competition between Staples and the competitor for sales to third parties.

•                 Customers - to restrict the price, or other terms at which the customer may resell or lease any product or service to a third party.

•                 Vendors - to restrict the price or other terms at which Staples may resell or lease any product or service to a third party.

Protect competitor’s proprietary information: Depending on your job, you may obtain proprietary information involving a competitor. If you receive this type of information, you must notify the General Counsel immediately, whether or not the other party knows that you have the information.

End Notes

1Certain Code provisions do not apply to “outside directors” (i.e., non-employee members of the Board) when they are not conducting Staples’ business. Nonetheless, we expect outside directors to maintain the highest ethical and legal standards at all times, whether or not they are conducting Staples’ business.

2We will disclose any such waivers for executive officers or directors, as required by law or regulation.

3The General Counsel will forward any accounting and auditing complaints to the Board’s Audit Committee, unless s/he and Chief Financial Officer find the allegations to be without merit. The General Counsel will maintain a list of all complaints or concerns regarding accounting, internal accounting controls, or auditing matters and provides it to the Audit Committee quarterly.

4If the alleged misconduct involves an executive officer or director, the Chairman and/or CEO and Audit Committee are charged with determining whether there is a Code violation and, if so, what discipline is appropriate.

CONFLICT OF INTEREST GUIDELINES

The following guidelines apply to associates and directors unless otherwise noted.

You’re responsible for avoiding situations that might impair, or even appear to impair, your ability to make honest, objective business decisions. You and your close relatives must avoid any relationship or activities that could give rise to a conflict of interest — in practice or appearance. Before you get involved in or continue in any situation that could be perceived as a conflict, be open about it. Tell your manager and, where needed, check with the VP, Business Ethics or General Counsel.

A.          Gifts & Entertainment

We want our associates to develop solid working relationships with customers and business partners and recognize the business benefits of exchanging certain gifts and entertainment. That said, you must avoid giving or receiving any gifts or entertainment that compromise or even appear to compromise your ability to do business fairly and in our best interests — even if the value is nominal (i.e., less than $200). When in doubt, notify your manager.

Reguirements

1.              You must notify your manager in all of the following circumstances:

•                   You receive a gift valued at more than $200, or a lesser amount set by your manager

•                   You receive a series of gifts from the same party in a year, totaling more than $200

•                   You receive a gift of any value that creates an actual or apparent conflict of interest

2.              All gifts valued at more than $200 generally should be returned to the sender. If this is impractical, the gifts should be used for charitable purposes or associate team-building events.

3.              If you receive a nominal gift during the holidays or another special occasion, share it with your team.

Guidelines for sporting events and travel

If a business partner offers you a gift valued at more than $200, such as a sporting event ticket or an out-of-town trip, the following guidelines apply:

•                   As a general rule, we discourage these types of gifts, even if they are considered reasonable and customary in the industry.

•                   In extraordinary circumstances, you may accept such gifts but only if there is a legitimate business purpose for doing so, there is no actual or apparent conflict of interest, and you obtain the prior, specific approval of your manager and the Senior Leadership Team member responsible for your functional area. (In the case of the Chairman and CEO, notify the General Counsel, who will determine whether further disclosure is warranted).

B.            Relationships with Competitors

•                   Never work for, consult to, give advice, or perform any services for a competitor

•                   Do not purchase or maintain a financial interest in any competitors or potential competitors unless your ownership interest is passive and equals less than 1% of a public company. (Never hold any ownership interest in a competitor that is a private company.)

C.            Relationships with Customers and Vendors

1.                Associates only

•                     Do not work for, consult to, advise, or perform any services for any company that is a Staples’ vendor or customer (excluding vendor or customer advisory activities that are part of your Staples’ job responsibilities).

CONFLICT OF INTEREST GUIDELINES

•                   You may serve as a director of a company that is a Staples’ vendor or customer if (1) the company’s annual sales to or purchases from Staples are less than 5% of the company’s annual revenues; and (2) you disclose your appointment as a director to the General Counsel, who in turn obtains the CEO’s approval (or, in the case of an inside director, the General Counsel obtains approval from the Governance Commiilee); and (3) you agree not to participate in or influence, directly or indirectly, any matter affecting the business relationship or transactions between Staples and the company.

2.                Associates and directors:

•                   Do not purchase or maintain a financial interest in a vendor or customer unless (1) the company’s annual sales to or purchases from Staples are less than 5% of the company’s annual revenues; or (2) your ownership interest is both passive and less than 1% of a public company or 5% of a private company. (In the case of a private company, you must obtain written approval from Staples’ CEO or, in the case of the Chairman, CEO, inside and outside directors, from the Governance Committee.)

3.                Outside directors only:

•                   You may work for, consult to, advise, serve on the board, or perform services for a company that is a Staples’ vendor or customer if (1) the company’s annual sales to or purchases from Staples are less than 5% of the company’s annual revenues; and (2) you disclose the position to the General Counsel and the Governance Committee; and (3) you agree not to participate in or influence, directly or indirectly, any matter affecting the business relationship or transactions between Staples and the company.

D.           Family Businesses & Relationships

•                 Do not conduct business on behalf of Staples with a firm owned or controlled by you or a member of your family

•                 Do not supervise, review, or influence the job evaluation, pay, or benefits of a member of your immediate family

E.             Outside Work & Political Activities

•                 Do not perform or solicit outside work on Staples’ premises or during working time, or do anything that would interfere with your ability to perform your job requirements.

•                 Do not use Staples’ equipment or resources to conduct outside work regardless of whether the outside work is conducted on our premises or elsewhere.

•                 You may serve as a director of a company that is not a Staples’ vendor or customer if you obtain the CEO’s approval and comply with all applicable requirements.

•                 Do not use our property or facilities, or your work time or that of any other associate, for political activity or conduct political activities on our behalf without first consulting the General Counsel and obtaining senior management’s consent. If you volunteer or raise funds for political purposes, you must do so outside regular working hours.

F.             Merchandise samples

If you receive merchandise samples, they must be used for legitimate business purposes, such as testing or becoming more familiar with a product. If the samples are not usable and cannot be returned, they may be used for other legitimate business purposes, including as prizes or awards for company events. Nonreturnable samples may be made available to associates on a general basis, at the discretion of the Merchandising Department, only after all possible company uses have been exhausted.

CODE OF ETHICS ACKNOWLEDGMENT

I,                                                                 acknowledge that:

1.                                        I have received, carefully read, and understand Staples’ Code of Ethics.

2.                                       I have complied and will continue to comply with the terms of the Code of Ethics and all other policies and procedures that apply to my job.

3.                                       I am responsible for avoiding any activity, relationship, position, or investment that interferes or reasonably could interfere with my ability to make honest, objective decisions for Staples. I have a duty to notify my manager if I am involved in any situations that creates an actual or potential conflict of interest.

4.                                       I am responsible for notifying the company if I become aware of any potential legal or ethical violations involving Staples or its associates. I have the right to report any such concerns or violations openly or anonymously using any of the options stated in the Code of Ethics.

5.                                       I agree to cooperate fully with Staples to the extent necessary or helpful to implement the Code of Ethics. I understand Staples’ policy against retaliation and will not take any adverse action against an associate who, honestly and in good faith, voices ethical or legal concerns involving Staples or its associates.

6.                                        I will be subject to disciplinary action, up to and including discharge, if Staples determines that I have violated the Code of Ethics.

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